SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                  Under the Securities and Exchange Act of 1934
                                  Schedule 13G

                             CNA SURETY CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities )

                                                   12612L 10 08
                                 (CUSIP NUMBER)


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1)       Name of Reporting Person:          CNA Financial Corporation
         SS or IRS Identification                    36-6169860
         Nos. of Above Persons:

2)       Check the Appropriate Box                   (a)           (b)  X
         If A Member of  Group
         (See Instructions)

3)       SEC Use Only

4)       Citizenship or Place of Organization        Delaware

         Number of                 (5)  Sole Voting Power                  0
         Shares
         Beneficially Owned        (6)  Shared Voting Power       27,078,219*
         by Each Reporting
         Person With:              (7)  Sole Dispositive Power             0

                                   (8)  Shared Dispositive Power: 27,078,219*

9)       Aggregate Amount Beneficially                            27,078,219*
         Owned by Each Reporting Person

10)      Check if the aggregate Amount in Row (9)
         Exclude Certain Shares (See Instructions)

11)      Percent of Class Represented
         By Amount in Row 9                                       61.75%

12)      Type of Reporting
         Person (See Instructions)                                HC

* CNA Financial Corporation disclaims beneficial ownership of the securities listed in this schedule. It is filing this schedule because of its direct or indirect ownership of the insurance company subsidiaries listed herein as the beneficial owners of the shares.


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1)       Name of Reporting Person:          Loews Corporation
         SS or IRS Identification                    13-2646102
         Nos. of Above Persons:

2)       Check the Appropriate Box                   (a)     (b)  X
         If A Member of  Group
         (See Instructions)

3)       SEC Use Only

4)       Citizenship or Place of Organization        Delaware

         Number of                 (5)  Sole Voting Power                  0
         Shares
         Beneficially Owned        (6)  Shared Voting Power       27,078,219*
         by Each Reporting
          Person With:             (7)  Sole Dispositive Power             0

                                   (8)  Shared Dispositive Power: 27,078,219*

9)       Aggregate Amount Beneficially
         Owned by Each Reporting Person                           27,078,219*

10)      Check if the aggregate Amount in Row (9)
         Exclude Certain Shares (See Instructions)

11)      Percent of Class Represented
         By Amount in Row 9                                       61.75%

12)      Type of Reporting
         Person (See Instructions)                                HC

* Loews Corporation disclaims beneficial ownership of the securities listed in this schedule. It is filing this schedule because of its direct or indirect ownership of the insurance company subsidiaries listed herein as the beneficial owners of the shares.



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Item 1(a)         Name of Issuer.

                  CNA Surety Corporation

Item 1(b)         Address of Issuer's Principal Executive Offices

                  CNA Plaza
                  Chicago, Illinois  60685

Item 2(a)         Name of Person Filing.

                  CNA Financial Corporation
                  Loews Corporation

Item 2(b)         Address of Principal Business Office:

                  CNA Financial Corporation - CNA Plaza
                                              Chicago, IL 60685

                  Loews Corporation - 667 Madison Avenue
                                      New York, NY 10021-8087

Item 2(c)         Citizenship:

                  CNA Financial Corporation - State Of Delaware
                  Loews Corporation - State Of Delaware


Item 2(d)         Title of Class of Securities.      Common Stock
                                                     par value $0.01 per share

Item 2(e)         CUSIP Number.                      12612L 10 08

Item 3 The persons filing this statement pursuant to Rule 13-1(b) or 13d-2 is:

                  (g) Parent Holding Company (HC) (Relevant subsidiaries are Continental Casualty Company, an Illinois insurance company which beneficially owns 9,748,158.8 shares; National Fire Insurance Company of Hartford, a Connecticut insurance company which beneficially owns 8,665,030.1 shares; American Casualty Company of Reading, Pennsylvania which beneficially owns 7,852,683.5 shares; Firemen's Insurance Company of Newark, New Jersey, a New Jersey insurance company which beneficially owns 541,564.4 shares and Continental Insurance Company, a New Hampshire insurance company which benficially owns 270,782.2 shares.)



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Item 4.           Ownership

                                                   Loews Corp.    CNA Financial
Corporation

     (a)   Amount Beneficially Owned:              27,078,219*    27,078,219*

     (b)   Percent of Class                        61.75%         61.75%

     (c)   Number of shares as to which such
           person has

     (i)   sole power to vote or to direct the vote         0              0

     (ii)  shared power to vote or to direct vote  27,078,219*    27,078,219*

     (iii) sole power to dispose or to direct
           disposition of:                                  0              0

     (iv)  shared power to dispose or to direct
           disposition                             27,078,219*    27,078,219*

* CNA Financial Corporation and Loews Corporation disclaim beneficial ownership of the securities listed in this schedule. They are filing this schedule because of its direct or indirect ownership of the insurance company subsidiaries listed herein as the beneficial owners of the shares.

Item  5. Ownership of Five Percent or Less of a Class.

         Inapplicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

         Continental Casualty Company, an Illinois insurance company (IC). National Fire Insurance Company of Hartford, a Connecticut insurance company (IC) American Casualty Company of Reading, Pennsyvania, a Pennsylvania insurance company (IC) Firemen's Insurance Company of Newark, New Jersey, a New Jersey insurance company (IC) Continental Insurance Company, a New Hampshire insurance company (IC)

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of the Group.

         Inapplicable.


Item 10.  Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.

November 10, 1997
 Date

/s/ Donald M. Lowry
Signature

Donald M. Lowry
Senior Vice President, Secretary and General Counsel



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Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


November 10, 1997
Date

/s/ Barry L Hirsch
Signature

Barry L. Hirsch
Senior Vice President, Secretary and General Counsel